UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________
FORM 6-K
________________________
CURRENT REPORT
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2023

Commission File Number: 001-39829

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COGNYTE SOFTWARE LTD.
(Translation of registrant’s name into English)
______________________

33 Maskit
Herzliya Pituach
4673333, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☑	Form 40-F	☐

Following Cognyte Software Ltd.’s (the “Company”) announcement on Form 6-K, from August 1, 2023, regarding the Company’s Annual General Meeting of its Shareholders (the “Annual General Meeting”), which Annual General Meeting will be held on Wednesday, September 6, 2023, at 4:30 p.m. (Israel time):

•The Company hereby clarifies that as of this date, and as of the record date set for the Annual General Meeting, the Company is not aware that any of its shareholders constitutes as a “controlling shareholder” under the Companies Law 5759-1999 (the “Companies Law”).

•In addition, the Company believes that, other than Mr. Elad Sharon, the Company’s Chief Executive Officer, none of its shareholders should have a personal interest in the Proposal No.2 (“Proposal No. 2”) included in the Notice of General Meeting and the Proxy Card attached as exhibits 99.1 and 99.2 to the foregoing Form 6-K (the “Notice of General Meeting” and “Proxy Card,” respectively).

As such, shareholders (other than Mr. Sharon) should mark “NO” in the appropriate place on the Proxy Card or voting instruction form (or in their electronic submission) as to whether they are a “controlling shareholder” or have a personal interest in Proposal No. 2.

As described in further detail in the Notice of General Meeting, under the Companies Law, the approval of Proposal No. 2 is subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the shares that are voted at the Annual General Meeting in favor of a such proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of such proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the total voting rights in the Company.

Accordingly, votes casted by shareholders who marked as being “controlling shareholders” or having a personal interest will not be counted for purposes of Proposal No. 2.

Shareholders who have already voted their shares are encouraged to confirm that they have properly marked whether they are “controlling shareholders” or have a personal interest in Proposal No. 2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNYTE SOFTWARE LTD.
Date:	August 31, 2023

By: /s/ Elad Sharon
		Name:	Elad Sharon
		Title:	Chief Executive Officer